Exhibit 99.2

Mereo BioPharma Announces Interim Financial Results for the Six Months Ended June 30, 2020 and Provides Corporate Update

On track to initiate Phase 1b/2 etigilimab (Anti-TIGIT) combination study in Q4 2020

Enrolment resumed in Phase 2 study of alvelestat in Alpha-1 Antitrypsin Deficiency and initiated placebo-controlled Phase 1b/2 clinical trial in COVID-19 respiratory disease

Partnering discussions continue for portfolio of clinical-stage programs including setrusumab for osteogenesis imperfecta

PIPE Financing of $70 million (£56 million) completed in June 2020, cash runway into 2022

Conference Call Today at 8:00 a.m. EDT / 1:00 p.m. BST

London and Redwood City, Calif., September 29, 2020 - Mereo BioPharma Group plc (NASDAQ: MREO, AIM: MPH), “Mereo” or “the Company”, a clinical stage biopharmaceutical company focused on oncology and rare diseases, today announces unaudited interim financial results for the six months ended June 30, 2020 and provides a corporate update.

Denise Scots-Knight, Chief Executive of Mereo, said: “Following the closing of our $70 million financing in the first half of 2020 we have focussed on executing our strategy, advancing etigilimab (“Anti-TIGIT”) for the treatment of solid tumors alongside developing our rare disease portfolio. We remain on track to initiate a Phase 1b/2 study of etigilimab (Anti-TIGIT) in combination with an anti-PD-1 in a range of solid tumor types in Q4 2020. Our rare disease portfolio includes setrusumab for osteogenesis imperfecta which we plan to partner prior to the initiation of a pivotal Phase 3 study, and alvelestat which is being investigated in an ongoing Phase 2 proof-of-concept study for alpha-1 anti-trypsin deficiency. We were also pleased to have recently announced the initiation of a Phase 1b/2 placebo-controlled study of alvelestat in COVID-19 infected patients following the scientific publications demonstrating the involvement of neutrophil elastase in COVID-19 infection pathways. We also continue to advance other discussions with potential partners to optimize the value of our broader product portfolio.”

Recent Highlights and Upcoming Milestones

Etigilimab (Anti-TIGIT) for Solid Tumors

•	On track to initiate a Phase 1b/2 study of etigilimab in combination with an anti-PD-1 in a range of solid tumor types in Q4 2020.

Setrusumab for Osteogenesis Imperfecta (OI)

•	Receipt of FDA Rare Pediatric Disease Designation on September 23, 2020.

•	Following regulatory discussions in 1H 2020, both the FDA and EMA have agreed on the principles of a design of a single Phase 3 pediatric pivotal study in OI.

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Intend to partner setrusumab prior to conducting a pivotal trial of setrusumab in children with severe OI. Partnering discussions are well underway with a range of potential structures including options for Mereo to retain commercial rights in certain regions.

Alvelestat for Severe Alpha-1 Antitrypsin Deficiency (AATD)

•	Topline data from an ongoing Phase 2 proof of concept study remains on track for 2H 2021.

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Announced the initiation of a Phase 1b/2 placebo-controlled clinical trial to evaluate the safety and efficacy of alvelestat in hospitalized, adult patients with moderate to severe COVID-19 respiratory disease.

•	Investigator-sponsored studies underway in AATD and in the orphan disease, bronchiolitis obliterans syndrome (BOS).

Partnering Discussions Continue for Portfolio of Other Clinical-Stage Programs

•	Leflutrozole for hypogonadotropic hypogonadism (HH)

•	Partnering discussions continuing based on development in male infertility.

•	Acumapimod for Acute Exacerbations of Chronic Obstructive Pulmonary Disease (AECOPD)

•	Discussions continuing on separate financing for the Phase 3 study agreed with the FDA and EMA.

Corporate

•	Appointment of Dr. Brian Schwartz and Dr. Jeremy Bender as Non-Executive Directors and departure of Mr Paul Blackburn as Non-Executive Director effective October 1, 2020

•	Dr John Lewicki appointed as Chief Scientific Officer and Dr. Ann Kapoun appointed as Head Translational R&D in July 2020.

Financial Highlights

•	Cash resources of £56.8 million as at June 30, 2020 (June 30, 2019 £36.1 million).

•	£11.8 million raised in equity and debt in Q1 2020.

•	Additional $70 million (£56 million) raised in PIPE in Q2 2020.

•	Cash runway to early 2022.

Conference Call Information

Mereo will host a live conference call and webcast today at 8:00 a.m. EDT / 1:00 p.m. BST to discuss the Company’s financial results and provide a corporate update.

Dial-in numbers: (866) 688-2942 (U.S.) or +1 (561) 569-9224 (U.K./International)

Conference ID number: 9572439

A live and archived webcast may be accessed by visiting the Investors sections of the Company’s website at https://www.mereobiopharma.com/investors/results-reports-and-presentations/. The archived webcast will remain available on the Company’s website following the live call.

About Mereo BioPharma

Mereo BioPharma is a biopharmaceutical company focused on the development and commercialization of innovative therapeutics that aim to improve outcomes for oncology and rare diseases. Mereo’s lead oncology product candidate, etigilimab (“Anti-TIGIT”), has completed a Phase 1a dose escalation clinical trial in patients with advanced solid tumors and has been evaluated in a Phase 1b study in combination with nivolumab in select tumor types. Mereo’s rare disease product portfolio consists of setrusumab, which has completed a Phase 2b dose-ranging study in adults with osteogenesis imperfecta (“OI”), as well as alvelestat, which is being investigated in a Phase 2 proof-of-concept clinical trial in patients with alpha-1 antitrypsin deficiency (“AATD”) and in a Phase 1b/2 clinical trial in COVID-19 respiratory disease.

Additional Information

The person responsible for arranging the release of this information on behalf of the Company is Charles Sermon, General Counsel.

Forward-Looking Statements

This Announcement contains “forward-looking statements.” All statements other than statements of historical fact contained in this Announcement are forward-looking statements within the meaning of Section 27A of the United States Securities Act of 1933, as amended and Section 21E of the United States Securities Exchange Act of 1934, as amended. Forward-looking statements usually relate to future events and anticipated revenues, earnings, cash flows or other aspects of our operations or operating results. Forward-looking statements are often identified by the words “believe,” “expect,” “anticipate,” “plan,” “intend,” “foresee,” “should,” “would,” “could,” “may,” “estimate,” “outlook” and similar expressions, including the negative thereof. The absence of these words, however, does not mean that the statements are not forward-looking. These forward-looking statements are based on the Company’s current expectations, beliefs and assumptions concerning future developments and business conditions and their potential effect on the Company. While management believes that these forward-looking statements are reasonable as and when made, there can be no assurance that future developments affecting the Company will be those that it anticipates.

All of the Company’s forward-looking statements involve known and unknown risks and uncertainties (some of which are significant or beyond its control) and assumptions that could cause actual results to differ materially from the Company’s historical experience and its present expectations or projections. The foregoing factors and the other risks and uncertainties that affect the Company’s business, including those described in its Annual Report on Form 20-F, Reports on Form 6-K and other documents filed from time to time by the Company with the United States Securities and Exchange Commission. The Company wishes to caution you not to place undue reliance on any forward-looking statements, which speak only as of the date hereof. The Company undertakes no obligation to publicly update or revise any of our forward-looking statements after the date they are made, whether as a result of new information, future events or otherwise, except to the extent required by law.

Mereo BioPharma Contacts:

Mereo	+44 (0)333 023 7300
Denise Scots-Knight, Chief Executive Officer

N+1 Singer (Nominated Adviser and Broker to Mereo)	+44 (0)20 7496 3081
Phil Davies
Will Goode

Burns McClellan (US Investor Relations Adviser to Mereo)	+01 212 213 0006
Lisa Burns
Steve Klass

FTI Consulting (UK Public Relations Adviser to Mereo)	+44 (0)20 3727 1000
Simon Conway
Ciara Martin

Investors	investors@mereobiopharma.com

Chairman and CEO’s statement

Introduction

The Company’s strategy is to build a portfolio of oncology and rare disease products acquired from pharmaceutical and biotechnology companies and to develop these through regulatory approval and subsequent commercialization in certain indications and regions and to work alongside partners as appropriate for the broader therapeutic indications and regions where more substantial resources are required.

Products for use in oncology and rare (including orphan) indications represent an attractive development and commercialization opportunity for the Company, since the target patient population typically has a high unmet medical need, the compounds require more targeted clinical trials and these programmes can often utilise regulatory pathways that facilitate acceleration to the potential market. Development of oncology and rare disease therapies generally involves close co-ordination with regulators, healthcare authorities, patient organizations, key opinion leaders (KOLs) and a limited number of specialized treatment sites, which helps identification of the patient population and allows for a smaller, more targeted sales infrastructure for commercialization in key markets.

For our two speciality programs, leflutrozole and acumapimod, the Company plans to partner or sell the products recognising the need for a larger sales infrastructure and greater resources to take these products successfully to market.

We have made significant progress across all our programs in the first half of 2020 and were pleased to announce the £56 million ($70 million) financing with a group of US investors in June 2020. We are funded into early 2022 providing the Company sufficient balance sheet strength and runway to deliver on our clinical and business development milestones.

Business Overview

Oncology Product Candidate

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Etigilimab (MPH-313): Etigilimab is an antibody against TIGIT (T-cell immunoreceptor with Ig and ITIM domains). TIGIT is a next generation checkpoint receptor shown to block T-cell activation and the body’s natural anti-cancer immune response. Etigilimab is an IgG1 monoclonal antibody which binds to the human TIGIT receptor on immune cells with a goal of improving the activation and effectiveness of T-cell and NK cell anti-tumor activity. Mereo completed a Phase 1a dose escalation clinical trial with etigilimab in patients with advanced solid tumors and enrolled patients in a Phase 1b study in combination with nivolumab in selected tumor types.

23 patients were treated in the Phase 1a dose escalation study with doses up to 20mg/kg Q2W. Tumor types included colorectal cancer, endometrial cancer, pancreatic cancer and other tumor types. No dose limiting toxicities were observed. In the Phase 1b combination study, a total of ten patients, nine of whom had progressed on prior anti-PD1/PD-L1 therapies were enrolled at doses of 3, 10, and 20 mg/kg. Tumor types included gastric cancer and six other tumor types. Eight patients were evaluable for tumor growth assessment, and all of these patients had progressed on PD1/PD-L1 therapies with best responses including two patients with a partial response and stable disease. Patients remained on study for up to 224 days. No dose limiting toxicities (DLTs) were observed.

The only treatment-related adverse event in the Phase 1a portion of the study with an incidence rate greater than 20 per cent. was rash (35 per cent.), and the most common treatment-related adverse events in the Phase 1b portion of the study were rash (40 per cent.), fatigue (30 per cent.) and pruritus (20 per cent.) There was only one treatment-related serious adverse event in the Phase 1a portion (autoimmune hepatitis) and there were no treatment-related serious adverse events in the Phase 1b portion of the study. The Phase 1b study has now completed.

We are on track to initiate a Phase 1b/2 combination study of etigilimab in combination with a anti-PD-1 in a range of tumor types in 75-100 patients in Q4 2020.

Rare Disease Product Candidates

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Setrusumab (BPS-804): Setrusumab is a novel antibody we are developing as a treatment for osteogenesis imperfecta (“OI”), a rare genetic disease that results in bones that can break easily and is commonly known as brittle bone disease. OI is a debilitating orphan disease for which there are no treatments approved by the FDA or EMA. It is estimated that OI affects a minimum of 25,000 people in the United States and approximately 32,000 people in Germany, Spain, France, Italy, and the United Kingdom. Setrusumab is designed to inhibit sclerostin, a protein that inhibits the activity of bone-forming cells. We believe setrusumab’s mechanism of action is well suited for the treatment of OI and has the potential to become a novel treatment option for patients that could reduce fractures and improve patient quality of life.

In 2016, we obtained orphan drug designation in OI for setrusumab in the United States and the EU and, in November 2017, it was accepted into the Priority Medicines scheme (“PRIME”) of the EMA. Prior to our acquisition of setrusumab, Novartis conducted four clinical trials in 106 patients and healthy volunteers. A Phase 2 clinical trial of setrusumab in OI showed statistically significant improvements in bone formation biomarkers and bone mineral density. In April 2017, we initiated a Phase 2b clinical trial for setrusumab in adults in the United States, Europe and Canada. The trial was randomized with three blinded arms at high, medium and low doses to establish the dose response curve and an open label arm at the top dose. We reported top-line data on the three blinded dose ranging arms in November 2019 with the results supporting progression of setrusumab into a pediatric pivotal study in OI.

Following the completion of the dosing part of the study, patients are continuing to be followed for a further twelve months to examine the off-effects of setrusumab. We have agreed a PIP for setrusumab with the EMA and in February 2020, we announced the successful completion of a Type B End-of-Phase 2 meeting with the FDA to discuss the development of setrusumab for the treatment of children with OI in the United States. We intend to partner setrusumab prior to conducting a pivotal trial of setrusumab in children with severe OI with fracture rate as the primary endpoint. We believe that the results from this trial, if favorable, will be sufficient to support the submission of an MAA to the EMA for setrusumab for the treatment of children with severe OI and a CMA for the treatment of OI in adults in the EU. The partnering discussions are well underway with a range of potential structures including options for Mereo to retain commercial rights in certain regions.

On September 23 2020 we announced that the FDA has granted Rare Pediatric Disease designation to setrusumab for the treatment of osteogenesis imperfecta (OI). The FDA grants Rare Pediatric Disease Designation for serious and life-threatening diseases that primarily affect children ages 18 years or younger and fewer than 200,000 people in the United States. If a Biologics License Application (“BLA”) in the United States for setrusumab is approved, Mereo may be eligible to receive a priority review voucher from the FDA, which can be redeemed to obtain priority review for any subsequent marketing application and may be sold or transferred to other companies for their programs, such as has recently been done by other voucher recipients.

We continue to develop, build and maintain close relationships with OI patient representative groups in the EU and US, systematically involving them in our interactions with authorities. We maintain close relationships with the OI Federation (OIF), representing the OI community in North America and also remain close to the KOLs and treating community in the USA, as in the EU. We recently participated in the ASBMR conference (American Society for Bone and Mineral Research).

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Alvelestat (MPH-966): Alvelestat is a novel, oral small molecule we are developing for the treatment of severe AATD, a potentially life-threatening, rare, genetic condition caused by a lack of effective alpha-1 antitrypsin (“AAT”), a protein that protects the lungs from enzymatic degradation. This degradation leads to severe debilitating diseases, including early-onset pulmonary emphysema, a disease that irreversibly destroys the tissues that support lung function. There are an estimated 50,000 patients in North America and 60,000 patients in Europe with severe AATD. Alvelestat is designed to inhibit NE, a neutrophil protease, which is a key enzyme involved in the destruction of lung tissue. We believe the inhibition of NE has the potential to protect AATD patients from further lung damage.

Prior to our license of alvelestat, AstraZeneca conducted 12 clinical trials involving 1,776 subjects, including trials in bronchiectasis and CF. Although these trials were conducted in diseases other than AATD, we believe the data demonstrated potential clinical benefit and biomarker evidence of treatment effect for AATD patients. We have initiated a Phase 2 proof-of-concept clinical trial in patients with severe AATD in the United States and the EU and as previously announced, currently expect to report top-line data from this trial in the second half of 2021.

We continue to develop, build and maintain close relationships with the KOLs, treating community and the AATD patient representative organisations in both the EU and North America. The Company participated in the recent International Research Conference on Alpha-1 Antitrypsin and Alpha-1 Global Patient Congress in April as part of advancing these efforts. Close collaboration continues with the treating and diagnosing community in support of the alvelestat development program.

We recently announced the initiation of a Phase 1b/2 placebo-controlled clinical trial to evaluate the safety and efficacy of alvelestat in hospitalized, adult patients with moderate to severe COVID-19 respiratory disease.

Acute Lung Injury (ALI) is a manifestation of systemic inflammation in the lungs that can result from SARS-CoV-2 infection. Neutrophil extracellular traps (NETs), involving the enzyme neutrophil elastase (NE), may contribute to the pathogenesis of ALI via cytokine and neutrophil activation. NET formation (NETosis) also plays an important role in arterial and venous thrombosis, which have been shown to be common complications of COVID-19. By inhibiting NE, alvelestat demonstrated efficacy in preclinical models of treating ALI driven by NETosis.

The Phase 1b/2 trial is a randomized, double-blind, placebo-controlled study to assess the safety and efficacy of alvelestat in adult patients hospitalized with moderate to severe COVID-19 respiratory disease not yet receiving mechanical ventilation. The trial is led by Dr. J. Michael Wells and will be conducted at the University of Alabama. Approximately 15 patients will be randomized (2:1) to receive either alvelestat plus standard of care or placebo plus standard of care for 10 days. The primary endpoint of the trial is safety and tolerability of alvelestat at day 10, with a safety follow up to day 90. Additional endpoints include blood biomarkers (NETosis, inflammation and hypercoagulation) and oxygen deficit (as measured by the ratio of oxygen saturation to the fraction of inspired oxygen, SaO2/FiO2) at day 10. The trial will also assess clinical outcomes, including effect on disease progression measured by need for respiratory support and disease severity using the WHO 9-point ordinal scale at day 29.

As part of our development plans for alvelestat we are continuing to support certain investigator-led studies including the ATALANTA study into AATD led by Mark T. Dransfield and his team, supported, as previously announced, by an NCATS grant and also a study into bronchiolitis obliterans syndrome (BOS) associated with graft-versus-host disease (GvHD) in patients receiving hematopoietic stem cell transplantation (HSCT) led by Steven Z Pavletic at the NIH.

Other Product Candidates for Partnering

Our portfolio of products also consists of the following product candidates:

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Acumapimod (BCT-197): Acumapimod is a p38 MAP kinase inhibitor being developed as an oral first-line acute therapy for patients with AECOPD. COPD is a non-reversible, progressive lung disease in which inflammation plays a central role. There are an estimated 16 million people in the United States diagnosed with COPD. Of all hospital admissions in the United States related to COPD, approximately 63 per cent. are for AECOPD patients. We believe acumapimod offers a potential new treatment for controlling inflammation by targeting pathways that drive the pathological mechanism behind AECOPD. We are seeking separate funding for Acumapimod

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Leflutrozole (BGS-649): Leflutrozole is a once-weekly oral therapy being developed for the treatment of HH in obese men. HH is a clinical syndrome that results from inadequate levels of testosterone. Based on WHO estimates and scientific data, we estimate there are approximately seven million cases of HH in obese men in the United States. In these men, a decline in testosterone is exacerbated by high levels of the aromatase enzyme, which is present in fat tissue and leads to a reduction in testosterone. Leflutrozole is designed to inhibit the aromatase enzyme and is being developed to restore normal levels of testosterone without causing excessively high testosterone levels or reducing the levels of LH or FSH. Both LH and FSH play key roles in sperm formation and LH plays a key role in endogenous testosterone formation. In contrast to current therapies for HH, which involve the exogenous administration of testosterone and lead to further down regulation of LH and FSH, we believe that leflutrozole, by preserving sperm formation through LH and FSH production, may present a benefit to patients. We continue to make progress in discussions with global licensing partners for leflutrozole focused on the potential of leflutrozole for male infertility

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Navicixizumab (OMP-305B83): Navi is a bispecific antibody that inhibits delta-like ligand 4 (DLL4) and vascular endothelial growth factor VEGF). We acquired this therapeutic product in the merger with OncoMed. This antibody is intended to have anti-angiogenic and anticancer stem cell activity. In a Phase 1a clinical trial, Navi demonstrated single agent activity. Following this we conducted a Phase 1b clinical trial in ovarian cancer, in combination with paclitaxel, in platinum-resistant ovarian cancer. In January of 2020, the Company entered a global license agreement with OncXerna (formerly Oncologie) for the development and commercialization of Navi. Under the agreement, OncXerna is solely responsible for the future development, manufacturing and commercialization of the program while Mereo received an upfront payment and is eligible to receive up to $302million in milestones and royalties

Organizational Change and Changes to the Board of Directors

On March 27, 2020, we announced that Michael Wyzga who, at the time, served as a Non-Executive Director, would become the Interim Chief Financial Officer following the announced departure of Richard Jones, the Company’s previous Chief Financial Officer (“CFO”). Richard Jones left the Company on 31 July 2020 and Michael Wyzga currently serves as the Interim Chief Financial Officer as we continue the search for a new full time CFO.

On September 28, 2020, we announced that Dr. Brian Schwartz, former Chief Medical Officer of Arqule, Inc. and Dr. Jeremy Bender, former Vice President of Corporate Development at Gilead Sciences, Inc. and recently appointed Chief Executive Officer of Day One BioPharmacueticals, Inc. will join Mereo’s Board of Directors. Drs. Schwartz and Bender, respectively, bring significant oncology and rare disease drug development and corporate development experience to Mereo. In order to maintain the number of board members at a maximum of nine, Paul Blackburn will be leaving Mereo’s Board of Directors after a five year tenure as a Non-Executive Director. The changes to the Mereo Board will be effective from October 1, 2020.

Update on impact of COVID-19

Coronavirus disease 2019 (“COVID-19”) is an infectious respiratory disease that was first identified in 2019 in Wuhan, China and has since spread globally. The impact COVID-19 is evolving rapidly and its future effects are uncertain.

We are actively monitoring how the effects and risks of COVID-19 impact our day-to-day operations, including our ongoing clinical trial activities:

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Our current activities on setrusumab for potential treatment of OI are focussed on completion of the ASTEROID Phase 2b extension study in adults with OI and preparations for the Phase 3 pediatric trial, which we intend to start following a partnership. Our Phase 2b ASTEROID study in OI is fully recruited with top-line results announced in November 2019. Patients who enrolled in this study are in a one-year follow up post treatment extension phase to monitor the off-effect of setrusumab.

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Our Phase 2 alvelestat trial recruits individuals with alpha-1 antitrypsin deficiency-related lung disease, who are potentially at greater risk from COVID-19 exposure. As a result, and as we announced in March 2020, completion of enrolment into our Phase 2 alpta-1 antitrypsin study will be delayed, with topline data now currently expected in the second half of 2021.

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As a business, we have taken necessary measures across our sites in the U.K. and U.S. to ensure that our employees and other key stakeholders best adhere to the advice set out by the relevant authorities. Such measures have included the introduction of remote working arrangements, reduced face to face contact by encouraging the use of teleconferencing, a ban on domestic and international travel as well as other measures considered necessary by our recently formed COVID-19 committee which is responsible for business continuity planning during this challenging time.

Financial Review

During the period, the Company completed multiple transactions to allow for the continued development of our product candidates as well to meet its liabilities. On 3 June 2020 the Company completed a $70 million (£56 million) private placement. The transaction comprised of the issue of 89.1 million new ordinary shares of £0.003 each in the Company at a price of 17.4 pence per share for total proceeds of $19.4 million (£15.5 million) and the issue of convertible notes (the “Loan Notes”) for total proceeds of $50.6 million (£40.5 million). The investors also received conditional warrants to subscribe for further ordinary shares (the “Warrants”). The terms of the Loan Notes and Warrants, and, in particular, their ability to be converted into ordinary shares was conditional on the passing of certain resolutions (the “Resolutions”) at a general meeting of shareholders on June 30, 2020 (the “General Meeting”).

On February 10, 2020, the Company entered into a Securities Purchase Agreement (the “Agreement”) to issue up to $28 million of the Company’s ordinary shares exchangeable for American Depositary Shares (“ADSs”), with Aspire Capital Fund, LLC (“Aspire Capital”), a Chicago-based institutional investor. Under the terms of the Agreement, Aspire Capital made an initial investment of $3 million to purchase 11,432,925 of the Company’s ordinary shares (equivalent to 2,286,585 ADSs) at a price equivalent to $1.31 per ADS, which represents a 16% discount over Mereo’s ADS closing stock price of $1.56 on February 8, 2020.

On February 10, 2020, the Company entered into a £3.8 million convertible equity financing with Novartis Pharma (AG) (“Novartis”). Under the terms of the convertible equity financing, Novartis purchased £3.8 million in a convertible loan note (“Loan Note”). The maturity of the Loan Note is three years from issuance, and it bears an interest rate of 6% per annum.

On January 13, 2020, the Company entered into a License Agreement with OncXerna Therapeutics, Inc. (“OncXerna”) (formerly Oncologie Inc.) for the development and commercialisation of Navi. Under the terms of the License Agreement, with OncXerna the Company received an upfront payment of £3.2 million ($4 million). Additionally, the Company will be eligible to receive up to $302 million in future milestones and royalties.

During the period, R&D expenditures fell by £3.4 million to £8.5 million from £11.9 million in the period to June 30, 2019. We are on track to initiate a Phase 1b/2 combination study of etigilimab in combination with an anti-PD-1 in a range of tumor types in Q4 2020. We continued the development of our two rare disease assets setrusumab and alvelestat with R&D expenditure relating to the adult Phase 2b study with less manufacturing costs for setrusumab and the Proof of Concept Phase 2 study in alvelestat. In the same period last year our R&D spend was focused again on the setrusumab adult Phase 2b study and the completion of the Phase 2 studies for our specialty products Acumapimod and Leflutrozole.

Our administrative expenses increased by £1.3 million to £8.2 million from £6.9 million in 2019. This increase was predominantly due to one-off legal and professional fees which increased by £0.9 million to £2.4 million. Excluding these amounts administrative expenses in the period were £4.9 million compared to £5.3 million in 2019.

Finance charges of £97.6 million mainly relate to changes in fair value of embedded derivatives of £63.2 million due to the re-measurement of the conversion feature of the loan notes issued as part of the private placement, changes in the fair value of warrants in connection to private placement £31.5 million, interest accrued and paid in respect of the bank debt of £1.3 million together with non-cash finance charges under IFRS 16 of £0.9 million together with £0.4 million in respect of the interest accrued on the loan instruments between issue and conversion and £0.2 million interest on convertible loan notes.

Income tax benefit represents the estimate of R&D tax credit accrued during the period. Tax credits for the FY 2019 are expected to be received in Q4 2020.

The weighted average loss per share for the six-month period was 105 pence (2019: 22 pence) due to a £94.6 million non-cash accounting adjustment for fair value movement of financial instrument.

Cashflow

We started the year with £16.3 million in cash and short-term deposits. On June 4, 2020 the Company announced the completion of a £56 million ($70 million) fundraising, or £51.4 million ($64.2 million) net from the issue of equity, loan notes and warrants to new and existing shareholders. The net cash inflow in H1 2020 was £40.6 million with cash and short-term deposits at the period end of £56.8 million.

The loss before tax for the period was £126.1 million but after adjusting for non-cash items (namely the fair value movement on financial instruments of £94.7 million and loss on disposal of intangible fixed assets of £11.3 million), net cash outflows from operating activities were £11.2 million (2019: £27.6 million). Net cash inflows from investing activities were £1.7 million in the period (2019: £34.0m) reflecting the disposal of Navicixizumab. Net cash inflows from financing activities were £49.6 million (2019: £(3.4 million)), relating to various transactions described further in the equity section below.

Significant transactions during the period

On January 13, 2020, the Company announced the License Agreement with OncXerna for the development and commercialization of Navicixizumab (or “Navi”). Under the terms of the License Agreement, the Company received an upfront payment of £3.2 million ($4 million) with an additional payment of £1.6 million ($2 million) to be received conditional on a Chemistry, Manufacturing and Controls (“CMC”) milestone. Additionally, the Company will be eligible to receive up to $302 million in future milestones and royalties.

On February 10, 2020, the Company entered into a £3.8m million convertible equity financing with Novartis Pharma AG (“Novartis”). Under the terms of the convertible equity financing, Novartis purchased £3.8 million in a convertible loan note. The loan note is convertible at any time at a fixed price of £0.265 per ordinary share. In connection with the loan note, the Company issued a warrant instrument to Novartis to purchase up to 1,449,614 of the Company’s ordinary shares.

On February 10, 2020, the Company entered into a Securities Purchase Agreement to issue up to £22.4 million ($28 million) of the Company’s ordinary shares exchangeable for American Depositary Shares (“ADSs”), including a £2.4 million ($3 million) initial purchase, with Aspire Capital Fund, LLC. In exchange for the £2.4 million ($3 million) initial purchase the Company issued 11,432,925 ordinary shares (equivalent to 2,286,585 ADSs). In addition, the Company issued Aspire Capital Fund, LLC £0.2 million ($0.3 million) in the form of 2,862,595 commission ordinary shares (equivalent to 572,519 ADSs).

On February 19, 2020, the Company entered into a Securities Purchase Agreement with Boxer Capital, LLC to make an investment of £2.4 million ($3 million) to purchase 12,252,715 of the Company’s ordinary shares (equivalent to 2,450,543 ADSs).

On June 4, 2020 the Company announced the completion of a £56 million ($70 million) financing, or approximately £51.4 million ($64.2 million) net from the issue of equity, loan notes and warrants to new and existing shareholders. This is detailed further in note 5.

In prior periods

In April 2019 the Company agreed an amendment to the terms of its bank loan. The interest only-period was extended to December 31, 2019 followed by a 15-month capital and interest repayment period. Also, in June 2019, shortly after completion of the merger, the balance of the Novartis Loan Notes together with accumulated interest plus the balance of bonus shares due under the Loan Note agreement with Novartis were converted into ordinary shares in Mereo.

Going Concern

As part of the going concern review, the Directors have considered the funding requirements of the Company through consideration of the Company’s current business plan and the preparation of detailed cash flow forecasts. The going concern review prepared by the Directors extends through to 2022 from the date of approval of these consolidated interim financial statements.

Based on delivering the business plan objectives set out in the strategic report of the 2019 Annual Report which include:

•	Commencement later in 2020 of a new Phase 1b/2 study for etigilimab “Anti-TIGIT”;

•	Completion of the adult Phase 2b extension study for setrusumab;

•	Completion of the current Phase 2 study for alvelestat; and

•	Commencement and completion of a new Investigator sponsored study in COVID-19 infected patients initiated at the University of Alabama.

These forecasts indicate that the Company has a total cash runway into early 2022 and will have sufficient funds to meet its liabilities as they fall due for at least the next 12 months.

Further funding to continue to develop our rare disease products is most likely to come from a mix of additional equity funding and partnering transactions with third parties, where discussions are in advanced stages with potential partners. The Directors remain confident of raising additional funding through either or both of these routes

In preparing these forecasts the Directors have considered the impact of COVID-19 and in particular the unprecedented burden on health systems in impacted countries around the world. As a result, clinical centres have diverted resources away from the performance of clinical trials and because of that and the vulnerability of patients in the Company’s setrusumab clinical development program for osteogenesis imperfecta (OI)and its Phase 2 alvelestat program for patients with alpha-1 antitrypsin deficiency (AATD), the Company’s clinical activities will face some delays. AATD patients, in particular, are at greater risk from COVID-19 given that the condition is a respiratory and lung condition, for this reason, our Phase 2 alvelestat trial will be delayed with topline data now expected in the second half of 2021. We plan to initiate a Phase 3 study in children with OI following completion of a partnership.

In conclusion, although the Group continues to make losses, the Directors believe it is appropriate to prepare the financial information on the going concern basis.

Outlook

The second half of 2020 is set to be a pivotal period for Mereo. We are on track to initiate a Phase 1b/2 combination study of etigilimab in combination with an anti-PD-1 in a range of tumor types in 75-100 patients in Q4 2020 and look forward to partnering our setrusumab program prior to initiating the pivotal pediatric study in OI patients in the US, EU and Canada.

We have re-initiated enrolment in our Phase 2 proof-of-concept clinical trial in patients with severe AATD in the United States and the EU and now expect to report top-line data from this trial in the second half of 2021. We recently announced the initiation of a Phase 1b/2 placebo-controlled clinical trial to evaluate the safety and efficacy of alvelestat in hospitalized, adult patients with moderate to severe COVID-19 respiratory disease and look forward to reporting data from this study in mid-2021.

Alongside these developments we continue to focus on partnering opportunities for our broader product pipeline.

We are very pleased to have Dr Brian Schwartz and Dr Jeremy Bender joining our board and the Company has sufficient balance sheet strength and runway to deliver on our clinical and business development milestones.

Consolidated statement of comprehensive loss

for the six months ended June 30, 2020

	Notes	Six months ended June 30, 2020 Unaudited £’000	Six months ended June 30, 2019 Unaudited £’000	Year ended December 31, 2019 Audited £’000
Research and development expenses		(8,479)	(11,918)	(23,608)
Administrative expenses		(8,212)	(6,918)	(15,909)

Operating loss		(16,691)	(18,836)	(39,517)

Net income recognised on acquisition of subsidiary		—	1,035	1,035
Finance income		39	137	377
Finance charge	3	(97,628)	(998)	(3,496)
Loss on disposal of intangible assets	4	(11,302)	—	—
Net foreign exchange (loss)/gain		(519)	(20)	483

Loss before tax		(126,101)	(18,682)	(41,118)
Taxation		1,482	2,459	6,274

Loss for the period, attributable to equity holders of the parent		(124,619)	(16,224)	(34,844)

Basic and diluted loss per share for the period		(1.05)	(0.22)	(0.39)

Other comprehensive income / (loss) Items that may be subsequently reclassified to the income statement

Fair value changes on investments held at fair value through OCI		3	88	—

Currency translation of foreign operations		1,324	711	(499)

Total comprehensive loss for the period, attributable to equity holders of the parent		(123,292)	(15,425)	(35,343)

Consolidated balance sheet

as at June 30, 2020

	Notes	June 30, 2020 Unaudited £’000	June 30, 2019 Unaudited £’000	December 31, 2019 Audited £’000
Assets
Non-current assets
Property, plant and equipment		11,225	13,100	11,558
Intangible assets	4	31,876	45,157	44,456

		43,101	58,257	56,014

Current assets
Prepayments		1,400	3,068	2,111
R&D tax credits		6,624	7,745	10,426
Other taxes recoverable		—	—	979
Other receivables		1,836	1,953	572
Short-term investments		—	7,828	—
Cash and short-term deposits		56,821	28,290	16,347

		66,681	48,884	30,435

Total assets		109,782	107,141	86,449

Equity and liabilities
Equity
Issued capital	7	1,016	294	294
Share premium	7	161,785	121,684	121,684
Other capital reserves	7	127,727	58,004	59,147
Employee Benefit Trust shares	7	(1,305)	(1,305)	(1,305)
Other reserves	7	4,875	7,000	7,000
Accumulated losses	7	(270,681)	(127,357)	(146,065)
Translation reserve	7	825	711	(499)

Total equity		24,242	59,031	40,256

Non-current liabilities
Provisions	8	1,698	1,927	1,449
Interest-bearing loans and borrowings	6	14,506	11,721	5,373
Other liabilities		44	34	44
Warrant liability	9	35,757	225	131
Lease liability		11,167	13,139	9,318

		63,172	27,046	16,315

Current liabilities
Trade and other payables		5,489	6,758	6,352
Accruals		2,701	5,961	5,138
Provisions	8	31	334	309
Interest-bearing loans and borrowings	6	13,254	8,011	15,139
Contingent consideration liability		—	—	354
Lease liability		893	—	2,586

		22,298	21,064	29,878

Total liabilities		85,540	48,110	46,193

Total equity and liabilities		109,782	107,141	86,449

Consolidated statement of cash flows

for the six months ended June 30, 2020

	Notes	Six months ended June 30, 2020 Unaudited £’000	Six months ended June 30, 2019 Unaudited £’000	Year ended December 31, 2019 Audited £’000
Operating activities
Loss before tax		(126,101)	(18,682)	(41,118)
Adjustments to reconcile loss before tax to net cash flows from operating activities:
– Depreciation and impairment of property, plant and equipment		1,018	724	1,577
– Share-based payment expense		911	493	1,636
– Net foreign exchange loss /(gain)		519	20	(483)
– Provision for social security contributions on employee share options		(73)	(723)	(738)
– Provision for deferred cash consideration	8	111	179	221
– Interest earned		(39)	(137)	(377)
– Finance charges		97,517	1,731	3,731
– Modification gain on bank loan		—	(456)	(456)
– Gain on bargain purchase		—	(3,680)	(3,681)
– Fair value remeasurement on contingent consideration		—	—	354
– Loss on disposal of intangible assets		11,302	—	—
– Transaction costs relating to PIPE		1,349	—	—
– Gain on disposal of fixed assets		(53)	—	—
Working capital adjustments:
– (Increase) in trade and other receivables		(553)	(1,483)	(936)
– (Decrease) in trade and other payables		(3,329)	(5,619)	(6,730)
– Tax credits received		6,263	—	1,069

Net cash flows from operating activities		(11,158)	(27,633)	(45,931)

Investing activities
Purchase of property, plant and equipment		—	—	(21)
Proceeds from sale of property, plant and equipment		59	—	—
Sale of intangible assets (net of transaction costs)		1,965	—	—
Proceeds from sale of short-term investments		—	12,463	32,865
Conversion of short-term investments into cash and cash equivalents		—	11,429	—
Acquisition of subsidiary		(354)	10,074	10,074
Interest earned		39	43	377

Net cash flows received in investing activities		1,709	34,009	43,295

Financing activities
Proceeds from issue of ordinary shares	7	20,136	—	—
Transaction costs on issue of shares		(1,307)	(761)	(761)
Proceeds from issue of convertible loan		44,375	—	—
Transaction costs issue of convertible loan		(3,598)	—	—
Capital repayment of bank loan		(8,011)	—	—
Purchase of treasury shares		—	(998)	(998)
Interest paid on bank loan—		(581)	(865)	(1,739)
Payment of lease liabilities		(1,461)	(775)	(2,212)

Net cash generated from / (used in) financing activities		49,553	(3,399)	(5,710)

Net increase / (decrease) in cash and cash equivalents		40,104	2,977	(8,346)
Cash and cash equivalents at the beginning of the period		16,347	25,042	25,042
Effect of exchange rate changes on cash and cash equivalents		370	271	(349)

Cash and cash equivalents at the end of the period		56,821	28,290	16,347

Consolidated statement of changes in equity

for the six months ended June 30, 2020

	Issued capital £’000	Share premium £’000	Other capital reserves £’000	Other reserves £’000	Employee Benefit Trust £’000	Accumulated losses £’000	Translation reserve £’000	Total equity £’000
At January 1, 2019 – Audited	214	118,492	18,593	7,000	(307)	(111,221)	—	32,771
Loss for the period	—	—	—	—	—	(16,224)	—	(16,224)
Other comprehensive income	—	—	—	—	—	88	711	799
Share-based payments – share options	—	—	354	—	—	—	—	354
Share-based payments – LTIPS	—	—	139	—	—	—	—	139
Issue of share capital on April 23, 2019 for acquisition of OncoMed Pharmaceuticals Inc	74	—	40,818	—	—	—	—	40,892
Issue of share capital on conversion of loan note	3	2,364	—	—	—	—	—	2,367
Issue of share capital for Novartis bonus shares	3	1,589	(1,592)	—	—	—	—	—
Transaction costs on issuance of share capital	—	(761)	—	—	—	—	—	(761)
Equity element of convertible loan	—	—	(308)	—	—	—	—	(308)
Purchase of treasury shares	—	—	—	—	(998)	—	—	(998)

At June 30, 2019 – Unaudited	294	121,684	58,004	7,000	(1,305)	(127,357)	711	59,031

Loss for the period	—	—	—	—	—	(18,620)	—	(18,620)
Other comprehensive income	—	—	—	—	—	(88)	(1,210)	(1,298)
Share-based payments – share options	—	—	1,189	—	—	—	—	1,189
Share-based payments – LTIPS	—	—	(46)	—	—	—	—	(46)

At December 31, 2019 – Audited	294	121,684	59,147	7,000	(1,305)	(146,065)	(499)	40,256

Loss for the period	—	—	—	—	—	(124,619)	—	(124,619)
Other comprehensive income	—	—	—	—	—	3	1,324	1,327
Share-based payments – share options	—	—	1,061	—	—	—	—	1,061
Share-based payments – LTIPS	—	—	(150)	—	—	—	—	(150)
Issued on February 11, 2020 for Securities Purchase Agreement with Aspire Capital	34	2,287	—	—	—	—	—	2,321
Issued on February 11, 2020 for Securities Purchase Agreement with Aspire Capital	9	224	—	—	—	—	—	233
Transaction costs on issuance of share capital	—	(147)	—	—	—	—	—	(147)
Issued on February 20, 2020 for Securities Purchase Agreement with Boxer Capital	37	2,267	—	—	—	—	—	2,304

Transaction costs on issuance of share capital	—	(31)	—	—	—	—	—	(31)
Issued on June 4, 2020 private placement of ordinary shares	267	15,244	(2,125)	—	—	—	—	13,386
Transaction costs on issuance of share capital	—	(1,129)	—	—	—	—	—	(1,129)
Issued on June 30, 2020 for conversion of loan notes	375	21,386	33,104	—	—	—	—	54,865
Equity component of Novartis convertible loan instrument and related warrants	—	—	1,084	—	—	—	—	1,084
Reclassification of the remaining Loan Note embedded derivative following the Resolutions passing	—	—	33,481	—	—	—	—	33,481

At June 20, 2020 – Unaudited	1,016	161,785	127,727	4,875	(1,305)	(270,681)	825	24,242

Notes to the interim report

1. Corporate information

These financial statements are the unaudited condensed interim consolidated financial statements of Mereo BioPharma Group plc and its subsidiaries (collectively, the “Group”) for the six months ended June 30, 2020 were authorised for issue by the Directors on September 28, 2020. Mereo BioPharma Group plc (the “Company” or the “parent”) is a public limited company incorporated and domiciled in the United Kingdom and whose shares are publicly traded on the AIM Market of the London Stock Exchange with a secondary listing of its American Depositary Receipts (ADR’s) on the Nasdaq Global Market.

The registered office is located at Fourth Floor, 1 Cavendish Place, London W1G 0QF.

The Group is principally engaged in the research and development of novel pharmaceuticals.

2. Basis of preparation

The interim condensed consolidated financial statements for the six-month period ended June 30, 2020 have been prepared in accordance with International Accounting Standards (IAS) 34 Interim Financial Reporting. They do not include all the information required for a complete set of IFRS financial statements. However, selected explanatory notes are included to explain events and transactions that are significant to an understanding of the changes in the Group since the most recent annual financial statements (December 31, 2019). For comparative purposes a consolidated balance sheet as at June 30, 2019 has also been presented. The financial information is presented in Sterling.

The accounting policies adopted in the preparation of the interim condensed consolidated financial statements are consistent with those followed in the preparation of the Group’s consolidated financial statements for the year ended December 31, 2019. As a result of a new transaction during the period additional accounting policies have been applied and are disclosed below.

These condensed interim financial statements are unaudited and do not constitute statutory accounts of the Group as defined in section 434 of the Companies Act 2006.

The financial information for the year ended December 31, 2019 has been extracted from the Group’s published financial statements for that year, and a copy of the statutory accounts for that financial year has been delivered to the Registrar of Companies. The auditors reported on those accounts and their report was unqualified, did not draw attention to any matters by way of emphasis and did not contain a statement under section 498(2) or (3) of the Companies Act 2006.

Classification as debt or equity

Debt and equity instruments are classified as either financial liabilities or as equity in accordance with the substance of the contractual arrangements and the definitions of a financial liability and an equity instrument.

Embedded derivatives

An embedded derivative is a component of a hybrid contract that also includes a non-derivative host with the effect that some of the cash flows of the combined instrument vary in a way similar to a stand-alone derivative. Derivatives embedded in hybrid contracts with hosts that are not financial assets within the scope of IFRS 9 (e.g. financial liabilities) are treated as separate derivatives when they meet the definition of a derivative, their risks and characteristics are not closely related to those of the host contracts and the host contracts are not measured at FVTPL.

Revision of previously issued financial statements

We have identified a classification error in our unaudited interim statement of comprehensive loss for the period ended June 30, 2019 related to loan modification gain. In correcting the error, administrative expenses increased by £0.5 million and finance charges decreased by an equivalent amount. There was no impact on net loss. We evaluated the materiality of the error quantitatively and qualitatively and concluded it was not material to our previously issued interim condensed consolidated financial statements as a whole for the period ended and as of June 30, 2019. Please refer to Financial statement note 6b.

Segmental information

Management views the business as a single portfolio of product candidates. Only R&D expenses are monitored at a product candidate level, however, the Chief Operating Decision Maker (CODM) makes decisions over resource allocation at an overall portfolio level. The Group’s financing is managed and monitored on a consolidated basis. All non-current assets held by the Group are located in the U.K. and U.S.

The Group’s CODM is the executive management team (comprised of the Chief Executive Officer, Interim Chief Financial Officer, Chief Medical Officer, General Counsel, the Head of Corporate Development and the Head of Patient Access and Commercial Planning) which manages the operating results of the business.

The operations of the Group are not prone to seasonal or cyclical variations. The operations of the Group are mostly influenced by the timing of progression on underlying clinical development programmes across product candidates which remain under development.

Going Concern

These consolidated condensed interim financial statements have been prepared on a going concern basis, which contemplates the realisation of assets and the payment of liabilities in the ordinary course of business. The Group incurred net losses of £124.6 million and £16.2 million for the six month period ended 30 June 2020 and 30 June 2019 respectively. As at 30 June 2020, the Group had total cash resources of £56.8 million and net current assets of £44.4 million.

As part of the going concern review, the Directors have considered the funding requirements of the Group through consideration of the Group’s current business plan and the preparation of detailed cash flow forecasts. The going concern review prepared by the Directors extends through to 2022 from the date of approval of these consolidated interim financial statements.

In preparing these forecasts the Directors have considered the impact of COVID-19 and in particular the unprecedented burden on health systems in impacted countries around the world. As a result, clinical centres have diverted resources away from the performance of clinical trials and because of that and the vulnerability of patients in the Company’s setrusumab clinical development program for osteogenesis imperfecta (OI) and its Phase 2 alvelestat program for patients with alpha-1 antitrypsin deficiency (AATD), the Company’s clinical activities will face some delays. AATD patients, in particular, are at greater risk from COVID-19 given that the condition is a respiratory and lung condition, for this reason, our Phase 2 alvelestat trial will be delayed with topline data now expected in the second half of 2021. We are also currently planning to initiate a Phase 3 study in children with OI once a partnership has been concluded.

In addition, the Directors have considered a downside scenario involving an increase in operating overheads, an increase in the costs of setting up and running the planned Phase 1b study for etiligimab when this study is contracted out to third parties and increased investment in manufacturing development costs for setrusumab. In addition, in this scenario the forecasts also indicate that the Group will have sufficient funds to meet its liabilities as they fall due for at least the next 12 months.

In both scenarios the Directors have not taken into account potential income from partnering one or more of its assets which would increase the cash resources available to the Group.

In conclusion, although the Group continues to make losses, the directors believe it is appropriate to prepare the financial information on the going concern basis. This is because the Group’s development into new products continues to progress according to plan and the funding secured to date will allow it to meet its liabilities as they fall due for at least 12 months from the date of authorization for the issue of these consolidated condensed interim financial statements.

Significant accounting estimates and judgments

The preparation of these financial statements requires the management of the Company to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses. The Company bases its estimates and judgments on historical experience and on various other assumptions that it considers to be reasonable. Actual results may differ from these estimates under different assumptions or conditions.

The significant accounting estimates and judgments adopted in the preparation of the interim condensed consolidated financial statements are consistent with those followed in the preparation of the Company’s consolidated financial statements for the year ended December 31, 2019, with the addition of those disclosed below as a result of the private placement detailed in Note 5.

Judgments

Identification and classification of financial instruments from the private placement

On June 3, 2020 (the transaction date), the Company completed a private placement (Note 5) which comprised the issue of Ordinary Shares, Loan Notes and Warrants. Judgment is applied under IAS 32 (Financial instruments: Presentation) in determining the features of the identified financial instruments on both the transaction date and the date of the General Meeting at which Resolutions relating to the private placement were voted on by the Shareholders, to determine the appropriate recognition in accordance with IAS 32. In applying this judgment, Management considered the probability of passing the Resolutions at the General Meeting and the likelihood of a change of control prior to the passing of the Resolutions, which impact the settlement terms of the financial instruments, and the classification of the financial instruments as liabilities or equity. Management concluded that a change of control event is uncertain and outside of the Company’s control, and therefore the conversion feature on the Loan Notes at transaction date represents a financial liability with an embedded derivative for the conversion option. On the passing of the Resolutions, judgment was applied to determine that the effective terms of the Loans Notes changed, and Management elected to reclassify the embedded derivative financial liability representing the conversion option to equity at its fair value, with no gain or loss in profit or loss at the date of reclassification.

Estimates

Fair value of private placement financial instruments

As part of the private placement (Note 5) the Group performed a valuation of the fair value of the identified financial instruments on the transaction date and the General Meeting date. For qualifying instruments, the fair value is reassessed at each balance sheet date. Specific consideration was applied to the estimation of implied share price on the transaction date, the volatility, credit spread and discount rate.

3. Finance charges and fair value movement on financial instruments

Finance charges

	Six months to June 30, 2020 Unaudited £’000	Six months to June 30, 2019 Unaudited £’000	Year ended December 31, 2019 Audited £’000
Interest on convertible loan	(183)	(20)	(20)
Interest on private placement loan note	(423)	—	—
Interest on TAP funding	—	—	(10)
Interest on bank loan	(581)	(1,607)	(1,739)
Interest on lease liabilities	(873)	(428)	(1,314)
Accreted interest on bank loan	(753)	—	(1,523)
Modification gain on bank loan	—	456	456
Discounting of provision for deferred cash consideration	(111)	(179)	(221)
Change in warrant fair value	(53)	780	875
Changes in the fair value of the embedded derivative	(63,158)	—	—
Changes in the fair value of warrants in connection to private placement	(31,493)	—	—

Total finance charge	(97,628)	(998)	(3,496)

4. Intangible assets

At December 31, 2019 – Audited	Acquired development programs £’000
Cost	45,527
Accumulated revision to estimated value	(1,071)

Net book amount	44,456

Six months ended June 30, 2020 – Unaudited
At January 1, 2020	44,456
Sale of Navi	(13,386)
Revision to estimated value	806

At June 30, 2020	31,876

At June 30, 2020 – Unaudited
Cost	32,141
Accumulated revision to estimated value	(265)

Net book amount	31,876

The present value of the provision for deferred cash consideration relating to the agreement with AstraZeneca was reviewed at June 30, 2020 (see Note 8). The decrease in present value due to changes in timelines and probability of contractual milestones being achieved was £67,000 (2019: £169,000) and is recognized as a reduction of the intangible asset in line with our accounting policies.

During the period the Group did not revise the value of any other intangible assets (2019: £nil). As the intangible assets remain under development, no amortisation charge has been recognised (2019: £nil).

On January 13, 2020, the Company entered into a License Agreement with OncXerna for the development and commercialisation of Navi. Under the terms of the License Agreement, the Company received an upfront gross payment of £3.2 million ($4 million). Additionally, the Company will be eligible to receive up to $302 million in future milestones and royalties.

The Company’s wholly owned subsidiary, Oncomed Pharmaceuticals, Inc. has granted an exclusive worldwide licence to OncXerna in respect of intellectual property rights for Navi (“IP”). The transaction was recorded as a disposal and IP with a carrying value of £13.4 million ($16.5 million) was derecognised as a result of the License Agreement. Although pursuant to the License Agreement Mereo is entitled to additional payments of up to $302 million as at the current time no reliable estimate can be made of the future amounts to be received as the amounts are contingent on future events that are uncertain, the restrictive nature of IFRS 15 resulted in none of the milestone payments being recognised upfront in the half year ended 30 June 2020. Consequently, Mereo recognised a loss on disposal in the amount of £11.3 million ($13.9 million) (net of transaction costs) in the half year ended 30 June 2020.

5. Private Placement and Securities Purchase Agreement

On June 3, 2020, the Company completed a £56 million ($70 million) private placement (the “Transaction”). The Transaction comprised of the issue of 89.1 million new ordinary shares of £0.003 each in the Company at a price of 17.4 pence per share for total proceeds of £15.5 million ($19.4 million) and the issue of convertible notes (the “Loan Notes”) for total proceeds of £40.5 million ($50.6 million). The investors also received conditional warrants to subscribe for further ordinary shares (the “Warrants”).

The terms of the Loan Notes and Warrants, and, in particular, their ability to be converted into ordinary shares was conditional on the passing of certain resolutions (the “Resolutions”) at a subsequent general meeting of shareholders (the “General Meeting”) held on 30 June 2020, and there being no change of control before the resolutions were passed. At that date the Resolutions were passed and the Loan Notes became convertible into Ordinary Shares at 17.4p. Had the resolutions not passed on or before August 7, 2020, the Loan Notes would not convert into Ordinary Shares, the Warrants would not have become capable of exercise and the holders of the Loan Notes and Warrants would have become entitled to certain additional amounts up to £137 million.

The Loan Notes are constituted by the Note Instrument, details of which are set out below. The Warrants are constituted by the Warrant Instrument, details of which are also set out below.

Note Instrument

The Note Instrument constitutes three potential tranches of Loan Note:

•	an initial tranche of 40,533,671 Tranche 1 Notes (the Loan Notes) representing £40.5 million ($50.6 million) issued to all Purchasers;

•

a second tranche of up to £40.0 million Tranche 2 Notes representing approximately 115,034,554 ordinary shares which may be issued following the third anniversary of the date on which the Resolutions are passed to certain holders of Tranche 1 Notes in lieu of the holder exercising its subscription rights under the Warrants and in return for payment by that holder of the aggregate exercise price of the relevant Warrants; and

•	a third tranche of up to £56.0 million Tranche 3 Notes, which was not issued as the Resolutions were passed at the General Meeting.

The Loan Notes have a maturity date of June 2023 unless otherwise extended, converted or accelerated. The Tranche 2 Notes have a maturity date of three years from their date of issue (i.e. such that they would be anticipated as becoming due in 2026) unless otherwise extended, converted or accelerated. The Tranche 3 Notes have a maturity date of August 2025 unless otherwise extended, converted or accelerated. The Loan Notes and Tranche 2 Notes may be extended by certain holders beyond the initial maturity date to have a longstop maturity date of 10 years from the date of the Note Instrument.

The Loan Notes initially bore interest at a fixed rate of 10 per cent. per annum, which was retroactively reduced to a rate of 6 per cent. per annum to the date of issue as the Resolutions were passed. If the Loan Notes are extended, they cease to bear interest from that extension. Tranche 2 Notes do not accrue interest (unless default interest applies). Following an event of default by the Company, default interest will accrue on all Loan Notes at 2 per cent. above the applicable interest rate in force at that time for the relevant Loan Notes.

The Loan Notes are unsecured and were contractually subordinated to the Company’s existing senior debt facility pursuant to the terms of a Subordination Agreement

If the Resolutions had not been passed before August 7, 2020 the holders of Loan Notes would have been entitled to certain additional fees and an original holder of the Warrants could have elected without payment to convert its Warrants into fully paid Tranche 3 Notes with a principal amount equal to the aggregate exercise price (being 34.8 pence per Warrant Share) of those Warrants, in compensation for the right to exercise those Warrants not having arisen. If the Resolutions had not been passed at a time when the Company underwent a change of control, each Noteholder would have had certain right to further payments.

Until the Resolutions had passed, no Loan Notes were capable of conversion.

The Loan Notes are required to be repaid on the earlier of (i) the applicable maturity date; (ii) a change of control taking place in respect of the Company, or (iii) if accelerated following an event of default, and are otherwise not able to be prepaid other than with the consent of a noteholder majority.

The Loan Notes are subject to customary events of default (for example, insolvency events in respect of the Company and default under the Company’s material contracts, amongst others) and any principal amount and interest outstanding is capable of being accelerated following the occurrence of such an event of default and the expiry of any cure periods applicable thereto.

Warrants

All the participants in the Fundraising received conditional warrants to subscribe for further Ordinary Shares in an aggregate number equal to 50 per cent. of both the Ordinary Shares purchased in the Fundraising and the Ordinary Shares issuable upon conversion of the Loan Notes. A total of 161,048,366 Warrants were issued.

The Warrants have an exercise price of 34.8 pence per Ordinary Share, which is equal to 200 per cent. of the Fundraising issue price and are capable of being exercised at any time from and after the date the Resolutions were passed at the General Meeting and ending on the third anniversary of the date of passing of the Resolutions. The Warrants can be exercised for cash or on a cashless basis.

If the Resolutions had not been passed at the General Meeting (or at any subsequent general meeting), the Warrants would have remained non-exercisable but would, until August 8, 2025, continue to benefit from rights to participate in certain transactions.

The Warrant exercise price and the number of shares issuable upon exercise of the Warrants will be adjusted in certain circumstances, including if the Company effects a subdivision or consolidation of its Ordinary Shares, declares a dividend or distribution, or there is a reorganisation of its Ordinary Shares.

The General Meeting was held on June 30, 2020, when the Resolutions were passed. As a result, the Loan Notes in an aggregate principal amount of £21,660,999 (together with accrued interest) were automatically converted into 125,061,475 new ordinary shares, and the Loan Notes in an aggregate principal amount of £18,872,672 remain outstanding and convertible into new ordinary shares in accordance with their terms. If not converted, these will be redeemed in June 2023 at par and accrue interest at 6% until maturity, unless extended at the option of the holder.

For accounting purposes, the Company first assessed that the Loan Notes and Warrants represented separate financial instruments. Transaction costs directly attributable to the private placement were apportioned across the Ordinary Shares, Loan Notes and Warrants.

Initial recognition on Transaction Date

Under the terms of the Loan Notes, the Company had an obligation to pay in cash a Change of Control Payment if a change of control event happened prior to the Resolutions being passed. Given both events (the Resolutions being passed and a change of control event) were uncertain future events which were outside of the Company’s control, the Company would not always deliver a fixed amount of equity for receipt of a fixed amount of cash. As a result, management concluded that the Loan Notes represented a financial liability in their entirety, i.e. it is a hybrid instrument with an embedded derivative for the conversion option. The Loan Notes were initially recognised at their fair value of £38.6 million (i.e. debt host instrument in the amount of £26.7 million plus the embedded derivative in the amount of £11.9 million, before transaction costs).

As of the issuance date, the Company did not have an unconditional right to avoid a cash settlement of the Warrants. As a result, management concluded that the Warrants would be classified as a financial liability. Given the Warrants met the definition of a derivative, management concluded that the Warrants would be accounted for at fair value through profit or loss on issuance date. The initial fair value of the Warrants was £4.1 million.

Subsequent accounting for these financial instruments is detailed in note 6C.

The issue of 89.1 million new ordinary shares at a price of 17.4 pence per share was recorded in share capital and share premium, net of transaction costs, in accordance with UK Company law as described in Note 6. From the valuation performed it was determined that the ordinary shares in substance were issued at a discount to the legal proceeds received, and the discount was recognised as an unrealized loss in retained earnings.

Securities Purchase Agreements

Aspire Capital Fund, LLC

On February 10, 2020, the Company entered into a Securities Purchase Agreement (the “Agreement”) to issue up to $28 million of the Company’s ordinary shares exchangeable for American Depositary Shares (“ADSs”), with Aspire Capital Fund, LLC (“Aspire Capital”), a Chicago-based institutional investor.

Under the terms of the Agreement, Aspire Capital made an initial investment of £2.3 million ($3 million) to purchase 11,432,925 of the Company’s ordinary shares (equivalent to 2,286,585 ADSs) at a price equivalent to $1.31 per ADS, which represents a 16% discount over Mereo’s ADS closing stock price of $1.56 on February 8, 2020. In addition, the Company issued Aspire Capital Fund, LLC £0.2 million ($0.3 million) in the form of 2,862,595 ordinary shares (equivalent to 572,519 ADSs) to settle the commission payable.

Under the terms of the Agreement, Aspire Capital has also committed to subscribe for up to an additional $25 million of Mereo’s ordinary shares exchangeable for ADSs from time to time during a 30-month period at Mereo’s request. In consideration for Aspire Capital’s commitment to funding, Mereo paid Aspire Capital a commission satisfied wholly by the issue to Aspire Capital of a further 2,862,595 of the Company’s ordinary shares (equivalent to 572,519 ADSs).

To date, Mereo has not exercised its option to require Aspire Capital to subscribe for additional shares. This option is accounted for as a derivative financial instrument in accordance with IFRS 9, which has been valued at £nil at the reporting date.

Boxer Capital, LLC

On February 19, 2020, the Company entered into a Securities Purchase Agreement with Boxer Capital, LLC to make an investment of £2.3 million ($3 million) to purchase 12,252,715 of the Company’s ordinary shares (equivalent to 2,450,543 ADSs).

6. Interest bearing loans and borrowings

	Six months ended June 30, 2020 Unaudited £	Six months ended June 30, 2019 Unaudited £	Year ended December 31, 2019 Audited £
Convertible loan notes (see Note 6a)	2,941	—	—
Bank loan (see Note 6b)	13,254	19,732	20,512
Debt host instrument (see Note 6c)	11,565	—	—

At end of year/period	27,760	19,732	20,512

Current	13,254	8,011	15,139
Non-current	14,506	11,721	5,373

6a. Novartis Convertible loan note

On February 10, 2020, the Company entered into a £3.8 million convertible equity financing with Novartis Pharma (AG) (“Novartis”). Under the terms of the convertible equity financing, Novartis will purchase £3.8 million in a convertible loan note (the “ Novartis Loan Note”).

The Novartis Loan Note is convertible at any time at the option of the holder, at a fixed price of £0.265 per ordinary share. The maturity of the Novartis Loan Note is three years from issuance, and it bears an interest rate of 6% per annum.

In connection with the Novartis Loan Note, the Group issued 1,449,614 warrants to Novartis (the “Novartis Warrants”). These warrants will be capable of exercise until February 10, 2025 at an exercise price of £0.265.

The fair value of the equity components of the Novartis Loan Note at June 30, 2020 was calculated as £1.1 million which includes the conversion feature and the warrants.

6b. Bank loan

On April 23, 2019, following completion of the acquisition of OncoMed Pharmaceuticals, Inc. the Group agreed an amendment to the terms of its bank loan with the lenders. The new terms extended the interest-only period to December 31, 2019 followed by a 15-month capital and interest repayment period. The Group has undertaken an assessment under IFRS 9 and believe that the change in terms should not be accounted for as a modification under IFRS 9, but instead as a change in expected cash flows. The cash flows under the bank loan were revised from May 1, 2019.

Management estimated the revised carrying value of the loan on May 1, 2019 to be £19.9 million by discounting the revised cash flows at the original discount rate of 18%. The difference between the previous and revised carrying value of the loan on May 1, 2019 was £0.5 million. The gain as a result of the changes in estimated cash flows is recognized as a true-up in total finance cost (i.e. together with interest expense). Following the re-estimation, the financial liability continues to be accounted for at amortized cost using the original effective interest rate

On May 3, 2019, under the terms of the loan agreement, the Company issued 321,444 additional warrants (the “Bank Loan Warrants”) to its lenders giving them the right to subscribe for ordinary shares at an exercise price of £2.95. The fair value of the additional warrants as of their grant date (May 3, 2019) was £131,150.

The total carrying value of the loan at June 30, 2020 was £13,254,414 (2019: £19,732,236). The total carrying value of the loan is a current liability. A total of £753,242 (2019: £742,909) of non-cash interest has been charged to the statement of comprehensive loss in the period.

6c. The Loan Notes

The Loan Notes were classified as a financial liability on initial recognition. Non-closely related embedded derivatives relating to the conversion feature, term-extension and change of control features were bifurcated and accounted for at FVTPL, with the debt host contract being measured at amortised cost.

The fair value of the embedded derivative liability was £11,913,213 on initial recognition. During the period, changes in the fair value of the embedded derivative totalling £63,157,926 were recognised as an expense in profit or loss. £422,528 non-cash interest has been charged to the statement of comprehensive loss in the period. The fair value of the embedded derivative relating to the term extension feature and change of control feature is £Nil at June 30, 2020.

The Loan Notes were not convertible until certain resolutions were passed at the Company’s General Meeting dated June 30, 2020, following which Loan Notes in an aggregate principal amount of £21,660,999 (together with accrued interest) were automatically converted into 125,061,475 new ordinary shares. This has been recorded as a £13,274,129 reduction in interest bearing loans together with the derecognition of the embedded derivative relating to the conversion feature (£41,590,307). A corresponding entry was made to equity with no gain or loss recognised on conversion. The remaining portion of the embedded derivative relating to the conversion feature attributable to the Loan Notes remaining in issue was reclassified to equity to reflect the effective change in the terms of the feature following the passing of the Resolutions.

The movements in the carrying value of the liability component of the Loan Notes is included in the table below:

	Six months ended June 30, 2020 Unaudited £	Six months ended June 30, 2019 Unaudited £	Year ended December 31, 2019 Audited £
Liability component at date of issue (net of transaction costs)	24,417	—	—
Interest charged (using effective interest rate)	422	—	—
Reclassified to equity	(13,274)	—	—

Carrying amount of liability component	11,565	—	—

The movements in the carrying value of the embedded derivative relating to the conversion feature is included in the table below:

	Six months ended June 30, 2020 Unaudited £	Six months ended June 30, 2019 Unaudited £	Year ended December 31, 2019 Audited £
At the beginning of the year/period	—	—	—
Arising during the year/period	11,913	—	—
Movement during the year/period	—	—	—
- Fair value movements recorded in profit or loss (recognised within ‘FV changes on derivative financial instruments held at FVTPL’)	63,158	—	—
Reclassified to equity	(75,071)	—	—

At the end of the year/period	—	—	—

The change in fair value of the embedded derivative liability above represents an unrealised loss.

The fair value of the embedded derivative was calculated by comparing the fair value of the hybrid instrument and the fair value of the host debt, which excludes the conversion features, using a discounted cash flow model as well as Black Scholes model for the hybrid contract.

The following table lists the inputs into the model used to fair value the embedded derivative at inception and at the balance sheet date:

	June 3, 2020 Unaudited	June 30, 2020 Unaudited
Expected volatility (%)	61	61
Risk-free interest rate (%)	0.27	0.19
Credit spread %	2014.5bps	1858.5bps
Expected life of share options (years)	3	3
Market price of ordinary shares (£)	0.19	0.46
Probability of resolutions passing (%)	90	100
Model used	Discounted Cash flow/Black Scholes model	Discounted Cash flow/Black Scholes model

Volatility was estimated by reference to the 30-day historical volatility of the share price of the company. Credit spread was determined based on the estimate of an implied credit rating of the Group between B and C. The volatility and credit spread are key unobservable inputs that require significant judgment and, therefore, the embedded derivatives were categorised within level 3 of the fair value hierarchy. If the volatility is increased to 66%, while holding the credit spread constant, the carrying value of the embedded derivative as of 30 June 2020 (immediately prior to the reclassification to equity) would increase to £77,619,283. If the credit spread is increased by 500bps to 2,358.50bps, while holding the volatility constant, the carrying value of the embedded derivative as of 30 June 2020 (immediately prior to the reclassification to equity) would increase to £78,636,053.

7. Issued capital and reserves

	Six months to June 30, 2020 Unaudited		Six months to June 30, 2019 Unaudited		Year ended December 31, 2019 Audited
	£	’000	£	’000	£	’000

Ordinary share capital
Balance at beginning of year/period		294		214		214
Issuances in the period		722		80		80

Nominal share capital at end of year/period		1,016		294		294

Ordinary shares issued and fully paid
At January 1, 2020						97,959,622
Issued on February 11, 2020 for Securities Purchase Agreement with Aspire Capital						11,432,925
Issued on February 11, 2020 for Securities Purchase Agreement with Aspire Capital						2,862,595
Issued on February 20, 2020 for Securities Purchase Agreement with Boxer Capital						12,252,715
Issued on June 4, 2020 for private placement of ordinary shares						89,144,630
Issued on June 30, 2020 for conversion of loan notes						125,061,475

At June 30, 2020						338,713,962

Nominal value at June 30, 2020 (£)						0.003
Issued capital at June 30, 2020 (£)						1,016,142

Ordinary shares issued and fully paid
At January 1, 2019	71,240,272
Issued on April 23, 2019 for OncoMed acquisition	24,783,320
Issued on June 21, 2019 for conversion of loan note	1,936,030

At June 30, 2019	97,959,622

Nominal value at June 30, 2019 (£)	0.003
Issued capital at June 30, 2019 (£)	293,879

Ordinary shares issued and fully paid
At July 1, 2019	97,959,622

At December 31, 2019	97,959,622

Nominal value at December 31, 2019 (£)	0.003
Issued capital at December 31, 2019 (£)	293,879

Since January 1, 2020, the following alterations to the Company’s share capital have been made:

i)

On February 11, 2020 the Company issued and allotted 11,432,925 ordinary shares of £0.003 in nominal value in the capital of the Company at a price of £0.20 per share to investors. Gross cash received was £2,321,738;

ii)

On February 11, 2020 the Company issued and allotted 2,862,595 ordinary shares of £0.003 in nominal value in the capital of the Company at a price of £0.08 to settle the commission on the Aspire fund raise;

iii)

On February 20, 2020 the Company issued and allotted 12,252,715 ordinary shares of £0.003 in nominal value in the capital of the Company at a price of £0.19 per share to investors. Gross cash received was £2,303,510;

iv)

On June 4, 2020 the Company issued and allotted 89,144,630 ordinary shares of £0.003 in nominal value in the capital of the Company at a price of £0.17 per share to investors. Gross cash received was £15,511,166. The ordinary shares were in substance issued at a discount to the Gross cash received. The fair value of the consideration of the ordinary shares was determined to be £13,385,976 and therefore the ordinary shares were in substance issued at a discount of £2,125,190, which was recorded as a reduction to other reserves (other reserves represent amounts that relate to changes to the Company’s paid up equity and which are not capital reserves) in the Statement of changes in equity. The incremental directly attributable transaction costs in relation to the issue of the ordinary shares were included within share premium;

v)

On June 30, 2020 the Company issued and allotted 125,061,475 ordinary shares of £0.003 in nominal value in the capital of the Company at a price of £0.17 per share to investors. On conversion of the loan notes the legal proceeds were £21,760,697;

vi)

£’000
Share premium
At January 1, 2020 – Audited	121,684
Issued on February 11, 2020 for Securities Purchase Agreement with Aspire Capital	2,287
Issued on February 11, 2020 for Securities Purchase Agreement with Aspire Capital	224
Transaction costs for issued share capital	(147)
Issued on February 20, 2020 for Securities Purchase Agreement with Boxer Capital	2,267
Transaction costs for issued share capital	(31)
Issued on June 4, 2020 for private placement of ordinary shares	15,244
Transaction costs for issued share capital	(1,129)
Issued on June 30, 2020 for conversion of the Loan Notes	21,386

At June 30, 2020 – Unaudited	161,785

Share premium
At January 1, 2019 – Audited	118,492
Issued on June 21, 2019 for conversion of Novartis loan note	3,953
Transaction costs for issued share capital	(761)

At June 30, 2019 – Unaudited	121,684

At December 31, 2019 – Audited	121,684

Other capital reserves

	Other Reserves £’000	Share- based payments £’000	Equity component of convertible loan £’00	Warrants issued for TAP funding £’000	Merger reserve £’000	Total £’000
At January 1, 2020 Audited	—	18,285	—	44	40,818	59,147
Share-based payments expense during the period	—	1,061	—	—	—	1,061
Shares issued	—	(150)	—	—	—	(150)
Equity component of the Novartis convertible loan instrument and warrants	—	—	1,084	—	—	1,084
Conversion of the Loan Notes following the Resolutions passing on 30 June 2020	33,104	—	—	—	—	33,104
Reclassification of the remaining embedded derivative following the Resolutions passing	—	—	33,481	—	—	33,481

At June 30, 2020 Unaudited	33,104	19,196	34,565	44	40,818	127,727

	Shares to be issued £’000	Share- based payments £’000	Equity component of convertible loan £’000	Warrants issued for TAP funding £’000	Merger Reserve £’000	Total £’000
At January 1, 2019 Audited	1,590	16,649	310	44	—	18,593
Share-based payments expense during the period	—	493	—	—	—	493
Shares issued	(1,590)					(1,590)
Equity component of convertible loan instrument	—	—	(310)	—	—	(310)
Issue of share capital on April 23, 2019 for acquisition of OncoMed	—	—	—	—	40,818	40,818

At June 30, 2019 Unaudited	—	17,142	—	44	40,818	58,004

Share-based payments expense during the period	—	1,143	—	—	—	1,143

At December 31, 2019 Audited	—	18,285	—	44	40,818	59,147

Other reserves

On June 30, 2020 the Company issued and allotted 125,061,475 ordinary shares of £0.003 in nominal value in the capital of the Company at a price of £0.17 per share to investors following the partial conversion of the Loan Notes. The legal proceeds were £21,760,697. This resulted in £33,103,739 recognised in other reserves as a difference between the carrying value of the financial liability extinguished and the legal proceeds.

Shares to be issued

At January 1, 2017, £2,674,477 representing a maximum of 1,453,520 shares at £1.84 were remaining to be issued to Novartis pro rata to their percentage shareholding as and when the Company issues further ordinary shares.

Of the 1,221,361 ordinary shares issued on April 26, 2017, 588,532 shares were issued to Novartis as fully paid up bonus shares (for £nil consideration), the number of which was calculated to maintain its shareholding at 19.5%. The fair value of these shares was £1.84 per share. At December 31, 2018, £1,591,578 representing a maximum of 864,988 shares at £1.84 were remaining to be issued to Novartis pro rata to their percentage shareholding as and when the Company issues further ordinary shares

Of the 1,936,030 ordinary shares issued to Novartis on June 21, 2019, the remaining 864,988 shares were issued to Novartis as fully paid up bonus shares (for £nil consideration). The fair value of these shares was £1.84 per share.

Share-based payments

The Group has a share option scheme under which options to subscribe for the Group’s shares have been granted to certain Executives, Non-Executive Directors and employees.

The share-based payment reserve is used to recognise:

i.	the value of equity-settled share-based payments provided to employees, including key management personnel, as part of their remuneration; and

ii.	deferred equity consideration.

The total charge for the six months to June 30, 2020 in respect of all share option schemes was £0.9 million (June 30, 2019: £0.5 million).

On February 20, 2020, the Company granted 962,836 market value options over ADS under the Mereo 2019 Equity Incentive Plan to certain executives and other employees. The weighted average fair value of options granted was £0.21. The exercise price is $1.84. On the same date, the Company granted 77,000 market value options over ADS under the Mereo 2019 NED Equity Incentive Plan to certain non-executives. The weighted average fair value of options granted was £0.21. The exercise price is $1.84.

Equity component of convertible loan instruments

The convertible loan notes issued to Novartis are a compound instrument consisting of a liability and an equity component. The value of the equity component (cost of the conversion option) as at June 30, 2020 is £1.1 million (June 30, 2019: £nil). The value of the equity component (cost of the conversion option) as at December 31, 2019 was £nil.

On 30 June 2020 the Loan Notes in an aggregate principal amount of £21,660,999 (together with accrued interest) were automatically converted into 125,061,475 new ordinary shares. This resulted in £33,480,833 recognised in other reserves in equity as a difference between the share capital and share premium recognised on conversion and the carrying value of the financial liability extinguished.

Merger reserve

The consideration paid to acquire OncoMed in 2019 was 24,783,320 ordinary shares with an acquisition date fair value of £40.9 million, based on the Group’s quoted share price. The nominal value of the issued capital was £0.1 million with the excess, £40.8 million, classified within other capital reserves as a ‘Merger reserve’.

8. Provisions

	Six months to June 30, 2020 Unaudited £’000	Six months to June 30, 2019 Unaudited £’000	Year ended December 31, 2019 Audited £’000
Social security contributions on share options	31	120	104
Provision for deferred cash consideration	1,698	2,141	1,654

At end of year/period	1,729	2,261	1,758

Current	31	334	309
Non-current	1,698	1,927	1,449

Social security contributions on share options	Six months to June 30, 2020 Unaudited £’000	Six months to June 30, 2019 Unaudited £’000	Year ended December 31, 2019 Audited £’000
At beginning of year/period	104	842	842
Released during the year/period	(73)	(722)	(738)

At end of year/period	31	120	104

Current	31	—	—
Non-current	—	120	104

The provision for social security contributions on share options is calculated based on the number of options outstanding at the reporting date that are expected to be exercised. The provision is based on the estimated gain arising on exercise of the share options, using the best estimate of the market price at the balance sheet date. Since the Directors assume the options will be held for their full contractual life of ten years, the liability has been classified as non-current. The provision has been discounted.

Provision for deferred cash consideration	Six months to June 30, 2020 Unaudited £’000	Six months to June 30, 2019 Unaudited £’000	Year ended December 31, 2019 Audited £’000
At beginning of year/period	1,654	2,131	2,131
Increase in provision due to the unwinding of the time value of money	111	179	221
Decrease in provision due to a change in estimates relating to timelines and probabilities of contractual milestones being achieved (see Note 10)	(67)	(169)	(698)

At end of year/period	1,698	2,141	1,654

Current	—	334	309
Non-current	1,698	1,807	1,345

The deferred cash consideration is the estimate of the quantifiable but not certain future cash payment obligations due to AstraZeneca for the acquisition of certain assets. This liability is calculated as the risk adjusted net present value of future cash payments to be made by the Group. The payments are dependent on reaching certain milestones based on the commencement and outcome of clinical trials. The likelihood of achieving such milestones is reviewed at the balance sheet date and increased or decreased as appropriate (see Note 4).

9. Warrant liability

	Six months to June 30, 2020 Unaudited £’000	Six months to June 30, 2019 Unaudited £’000	Year ended December 31, 2019 Audited £’000
At beginning of year/period	131	1,006	1,006
Arising during the year/period	4,080	131	131
Movement during the year/period	31,546	(911)	(1,006)

At end of year/period	35,757	226	131

The change in fair value of the warrant liability disclosed above represents an unrealised loss.

Warrants in connection to private placement

As a part of the private placement on 3 June 2020, the investors also received the Warrants entitling them to subscribe for an aggregate of 161,048,366 new Ordinary Shares. The Warrants were conditional on the Resolutions being passed at the General Meeting, which occurred on 30 June 2020. On the passing of the Resolutions, the Warrants entitle the investors to subscribe for further Ordinary Shares at an exercise price per Warrant Share of 34.8 pence, being 200 per cent of the share issue price. The Warrants are capable of being exercised at any time from the date the Resolutions are passed until the third anniversary of the date the Resolutions are passed. The Warrants are classified as liabilities as the Group does not have an unconditional right to avoid redeeming the instruments for cash. The fair value of the warrant liability was estimated to be £4,079,813 and £35,572,845 on initial recognition and as of 30 June 2020, respectively. The change in the fair value of £31,493,032 was recognised as an expense in profit or loss. There were no warrants exercised as at 30 June 2020.

Warrants in connection to bank loan

Pursuant to the terms of its loan facility with SVB/Kreos Capital, the Company issued Bank Loan Warrants to SVB and Kreos Capital constituted by Warrant Instruments dated 21 August 2017 and 1 October 2018 (the “Warrant Instruments”). The Warrant Instruments provide for ‘adjustment’ of the Warrants in the event that the Company takes certain corporate actions, for example issuing further equity securities or effecting a consolidation/subdivision of its shares.

There have been several adjustments to the Bank Loan Warrants to date to address issuances of shares by the Company, and in each case the prior adjustment has taken the form of an issue of additional Warrants to SVB and Kreos. In the context of the most recent adjustment of the Warrants in response to the Company’s private placement and securities purchase agreements, SVB and Kreos have yet to agree the calculation methodology of the adjustment provision. As no agreement has yet been reached between the Company and its Lenders as to the appropriate manner of adjustment, no warrants have yet been issued and the adjustment remains uncertain.

As at June 30, 2020 a total of 1,243,908 (June 30, 2019: 1,243,908) warrants are outstanding, held by lenders of the bank loan facility, which is equivalent to 0.32% of the ordinary share capital of the Company.

The fair value of the warrants at grant was £1,798,502. At June 30, 2020 it was £184,531 (June 30, 2019: £225,473) and at December 31, 2019 it was £131,069.

The terms of the Warrant Instrument allow for a cashless exercise. In line with IAS 32 (Financial Instruments: Presentation), the future number of shares to be issued to the warrant-holder under a cashless exercise can only be determined at that future date. At each balance sheet date, the fair value of the warrants will be assessed using the Black-Scholes model considering appropriate amendments to inputs in respect of volatility and remaining expected life of the warrants.

The following table lists the weighted average inputs to the models used for the fair value of warrants:

	Six months to June 30, 2020 Unaudited	Six months to June 30, 2019 Unaudited	Year ended December 31, 2019 Audited
Expected volatility (%)	69	66	67
Risk-free interest rate (%)	0.21	1.26	1.26
Expected life of share options (years)	7.1-9.6	9.5	10.0
Market price of ordinary shares (£)	0.46	0.83	0.83
Model used	Black Scholes	Black Scholes	Black Scholes

Since there is no historical data in relation to the expected life of the warrants the contractual life of the options was used in calculating the expense for the year.

Volatility was estimated by reference to the 30-day historical volatility of the historical share price of the company.

10. Financial instruments fair value disclosures The Group held the following financial instruments at fair value at 30 June 2020. There are no non-recurring fair value measurements.

Financial liabilities measured at fair value	Fair value measurements using quoted prices in active markets (Level 1) £’000	Fair value measurements using significant observable inputs (Level 2) £’000	Fair value measurements using significant unobservable inputs (Level 3) £’000
Warrant liabilities (note 9)	—	184	35,573
Deferred consideration	—	—	1,698
Financial liabilities for which fair values are disclosed Bank loan with SVB/Kreos Capital	—	13,254	—

Total	—	13,438	37,271

There were no transfers between Level 1 and Level 2 during 2020.

Except for the loan notes in the table below, the management of the Group assessed that the fair values of cash and short-term deposits, other receivables, trade payables, and other current liabilities approximate their carrying amounts largely due to the short-term maturities of these instruments.

Financial liabilities	At Book Value: Six months to June 30, 2020 Unaudited £’000	Six months to June 30, 2019 Unaudited £’000	Year ended December 31, 2019 Audited £’000	At Fair Value: Six months to June 30, 2020 Unaudited £’000	Six months to June 30, 2019 Unaudited £’000	Year ended December 31, 2019 Audited £’000
Loan Notes	11,565	—	—	13,114

The movements for level 3 instruments during the period are detailed in the table below:

	Provision for contingent consideration £’000	Provision for deferred consideration £’000	Warrant £’000
At beginning of period	354	1654	—
Arising during the period	—	44	4,080
Movement during the period	(354)	—	31,493

At end of year/period	—	1,698	35,573

The Warrant liability is estimated using a Black Scholes model, taking into account appropriate amendments to inputs in respect of volatility, remaining expected life of the warrants, cost of capital, probability of success and rates of interest at each reporting date.

The fair value of the provision for deferred cash consideration is estimated by discounting future cash flows using rates currently available for debt on similar terms and credit risk. In addition to being sensitive to a reasonably possible change in the forecast cash flows or the discount rate, the fair value of the deferred cash consideration is also sensitive to a reasonably possible change in the probability of reaching certain milestones. The valuation requires management to use unobservable inputs in the model, of which the significant unobservable inputs are disclosed in the tables below. Management regularly assesses a range of reasonably possible alternatives for those significant unobservable inputs and determines their impact on the total fair value.

At June 30, 2020, the Group estimates the fair value of the contingent consideration liability to be £nil. An amount of £354,000 was paid during the period relating to the Navi milestone received. The estimated contingent consideration payable is based on a risk-adjusted, probability-based scenario. Under this approach the likelihood of future payments being made to the former shareholders of OncoMed under the CVR arrangement is considered. The estimate could materially change over time as the development plan and subsequent commercialization of the Navi product progresses.

	Valuation technique	Significant unobservable inputs	Input range (weighted average)	Sensitivity of the input to fair value

Provision for deferred cash consideration	DCF	WACC	2020: 15.3%	1% increase would result in a decrease in fair value by £33,000.

		WACC	2019: 15.3%	1% decrease would result in an increase in fair value by £38,000

		Probability of success	2020: 15.8%–95%	10% increase would result in an increase in fair value by £0.3 million

		Probability of success	2019: 15.8%–95%	10% decrease would result in a decrease in fair value by £0.4 million

Contingent consideration liability	DCF	Ongoing uncertainty in the clinical development of the Navi product. Regulatory approval and commercialisation risks.	Not applicable

Total potential payments future payments relating to the contingent consideration liability on a gross, undiscounted basis are approximately $80.0 million.

Sensitivity of the input to fair value is primarily driven by uncertainty in the clinical development of the Navi product. Future potential payments under the CVR arrangement are contingent on i) future development milestones and ii) future sales of the Navi product, following regulatory approval and commercialisation. In January 2020 the company entered into the licence agreement as detailed in note 4. Although pursuant to the licence agreement the company is entitled to additional payments of up to $302 million, there is still significant uncertainty that exist in respect of any milestone and royalty payments under the licence agreement.

Warrant Liability related to the PIPE	Black- Scholes model	Expected volatility	2020: 61.5%

Volatility was estimated by reference to the 30-day historical volatility of the historical share price of the company.

If the volatility is increased to 66%, the carrying value of the warrants as of 30 June 2020 would increase to £37,401,035.

Valuation of level 3 items carried at fair value

The Company finance department perform the valuations of level three fair values for the warrants and embedded derivative. This team reports directly to the Interim Chief Financial Officer. Discussions of valuation processes and results are held between the Interim Chief Financial Officer and the valuation team at each reporting date. As part of these discussions, the team presents analysis to explain the reasons for changes in fair value measurements. The Interim Chief Financial Officer reports key changes in fair value to the Board in the monthly finance report and any changes to the valuation methodology are reported to the Audit Committee through update papers when any changes are anticipated or have been made due to changes in the business.

The directors consider that the carrying value amounts of financial assets and financial liabilities recorded at amortised cost in the financial statements are approximately equal to their fair values.

11. Related party disclosures

Transactions between the parent and its subsidiaries, which are related parties, have been eliminated on consolidation and are not disclosed in this note.

Novartis holds 15,703,871 shares in the Company at June 30, 2020 (June 30, 2019 and December 31, 2019: 15,703,871). Novartis held £3,841,479 principal value of loan Notes at June 30, 2020 (June 30, 2019 and December 31, 2019: £nil). On February 10, 2020, the Company entered into a £3.8 million convertible equity financing with Novartis Pharma (AG) (“Novartis”). Under the terms of the convertible equity financing, Novartis purchased £3.8 million in a convertible loan note (“Loan Note”).

The Loan Note is convertible at any time at the option of the holder, at a fixed price of £0.265 per ordinary share. The maturity of the Loan Note is three years from issuance, and it bears an interest rate of 6% per annum.

In connection with the Loan Note issuance, the Company also issued a warrant instrument to Novartis to purchase up to 1,449,614 of the Company’s ordinary shares, which are exercisable at an exercise price of £0.265 per ordinary share at any time before the close of business on February 10, 2025.

Employee benefit trust

In 2016 the Company set up an Employee benefit trust for the purposes of buying and selling shares on the employees’ behalf.

A total of £nil of funding was paid into the Trust by the Company during the period to June 30, 2020 (June 30, 2019: 1,000,000). A total of 1,000,000 of funding was paid into the Trust by the Company during the year ended December 31, 2019.

A total of 7 shares were purchased by the Trust during the period to June 30, 2020 (June 30, 2019: 1,074,274). A total of 1,074,274 shares were purchased by the Trust during the year ended December 31, 2019.

As at June 30, 2020 a cash balance of £21,525 (June 30, 2019: £21,762) was held by the Trust. As at December 31, 2019 a cash balance of £21,762 was held by the Trust.

12. Events after the reporting period

On August 12, 2020, the Company granted 200,000 market value options over ADS under the Mereo 2019 Equity Incentive Plan to certain executives and other employees at an exercise price of $2.77 per ADS.

On August 7, 2020, the Company cancelled an existing lease agreement and then entered into a new lease agreement in the United States of America. The Company incurred exit costs of £2.6 million ($3.3 million).